

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2011

Shefali Vibhakar
President and Chief Executive Officer
Lyons Liquors Inc.
2605 72nd Avenue East, M/S 344
Ellenton, FL 34222

> **Re: Lyons Liquors Inc.**
> **Registration Statement on Form S-1**
> **Filed December 14, 2010**
> **File No. 333-171148**

Dear Ms. Vibhakar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please clarify throughout the filing whether you are offering the shares registered under this registration statement for resale or whether you are conducting a primary offering. If you are registering shares for resale as well as conducting a primary offering, clarify throughout the filing how many shares will be offered for resale by your selling shareholders and how many shares will be sold through a primary offering. If all or part of your offering is a primary offering, state clearly whether the offering is a best efforts self-underwritten offering, whether a minimum number of shares must be sold for the offering to continue, and the duration of the primary offering. In this regard, we note the first paragraph of your prospectus summary states "[t]he selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus" but the fifth paragraph of the prospectus summary states "[w]e are offering up to 1,160,000 shares of common stock in a direct public offering."

2. Rule 419 of the Securities Act defines a blank check company as a development stage company issuing penny stock that "has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity" and it appears that you are a blank check company in view of the following:

- Your disclosure indicates you are a development stage company issuing penny stock;

- You have no revenue, contracts, or agreements with suppliers;

- You have no assets, except for $13,533 in cash, deferred offering costs and deposits; and

- You have not yet commenced operations and it is unclear whether you will be able to do so within the next twelve months.

Accordingly, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining in the filing why you believe your company is not a blank check company, and include a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations. Also disclose whether you have any plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

3. Please include a dilution table in your amended filing or tell us why it is not appropriate to do so. Refer to Item 506 of Regulation S-K. Since your offering is being completed on a "best-efforts" basis, please provide a dilution table for each offering scenario discussed within in your filing.

4. In your amended filing, please advise dealers of their prospectus delivery obligations on the outside back cover page of the prospectus as required by Item 502(b) of Regulation S-K.

Cover Page of the Registration Statement

5. Please include the date and registration statement number on the cover.

Summary, page 5

6. Please clarify here, and throughout the filing that you have not yet commenced operations. In this regard we note your statement that "[w]e engage in the retail

liquor industry." If true, revise your disclosure to state that you plan to enter into the retail liquor industry but that you have not yet commenced operations.

7. You disclose on page five that "1,160,000 shares of our common stock are issued and outstanding as of the date of this prospectus" and that "all of the common stock to be sold under this prospectus will be sold by existing shareholders." Considering you appear to currently have 10,160,000 common shares issued and outstanding and that you are offering up to one million shares in a direct public offering, please revise your disclosure to address these apparent inconsistencies.

Use of Proceeds, page 12

8. Although you quantify net offering proceeds under the four offering scenarios, you do not state for each scenario the principal purposes for which the net proceeds are intended to be used, the approximate amount intended to be used for each such purpose, and the order of priority of such purposes. Please revise your filing to provide such disclosures. See Item 504 of Regulation S-K. Please also include language clarifying that:

   • the offering is on a "best-efforts" basis;

   • the offering scenarios presented are for illustrative purposes only; and

   • the actual amount of proceeds, if any, may differ.

Selling Shareholders, page 12

9. Please revise your registration statement to explain any relationship between selling shareholders Hasit Vibhakar, Navin Vibhakar, and Niru Vibhakar and your company and the officer and director of your company. Also disclose the natural persons who have voting and/or investment control over the securities held by 682641 Ontario Inc.

10. Please revise the last sentence of the first paragraph on page 14 to reflect that you have 10,160,000 shares outstanding, since you state elsewhere in the filing that you issued 10,000,000 shares to your founder.

Plan of Distribution, page 14

11. Please revise your registration statement to briefly describe the plan of distribution for the securities to be offered as part of your direct primary offering. Also describe the material terms of the subscription agreement. See Item 508(c) of Regulation S-K.

OTC Bulletin Board Considerations, page 14

12. We note your statement on page 15 that you anticipate that listing on the OTCBB will increase the liquidity of your stock. Please revise your disclosure to state that your common stock is not currently quoted on the OTCBB and there is no assurance that a market maker will agree to file an application on your behalf and there is no guarantee even if an application is filed that you will be accepted for quotation.

Description of Securities, page 15

13. We note your statements on page 16 that the company "is authorized to issue 0 (nil) shares of preferred stock" and that "[p]referred stock may be issued in series with preferences and designations as the Board of Directors may from time to time determine." Please revise your disclosure to clarify this inconsistency.

Description of Business, page 16

14. We note your disclosure on the bottom of page 16 regarding different state liquor licensing requirements. Please revise your disclosure to indicate whether you currently have any liquor licenses and state whether you have taken any steps toward obtaining a license. If so, disclose the names of the states in which you intend to operate.

15. Please revise your disclosure to indicate whether you have identified any suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Compliance with Government Regulations, page 17

16. Please describe in greater detail the need for any government approvals for selling alcoholic beverages. If you have not yet received these approvals, discuss the status of the approvals. Also discuss the effect of existing or probable governmental regulations on your business. See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

Description of Property, page 17

17. We note that you use office space made available to your company by your sole officer and director for a lease cost of $800 per month. Please revise your disclosure to prominently state, if true, that your company pays your sole CEO $800 per month for the office space she provides and state the term of the lease. Please also list the other private companies controlled by your CEO and director that share this office space.

Market for Common Equity and Related Stockholder Matters, page 18

OTC Bulletin Board Qualification for Quotation, page 19

18. We note your statement in the first paragraph of this section that you have entered into preliminary discussions with a market maker for the quotation of your securities on the OTCBB. Please revise your disclosure to include a statement that there is no assurance that a market maker will agree to file an application on your behalf and there is no guarantee that even if an application is filed that you will be accepted for quotation.

Plan of Operations, page 19

Financial Condition, Liquidity and Capital Resources, page 20

19. Since your offering is being completed on a "best-efforts" basis, you should discuss your plans to satisfy liquidity needs over at least the next 12 months under at least the offering scenarios discussed elsewhere in your filing. For example, please revise your disclosures to address how you intend to satisfy your liquidity needs over at least the next 12 months under at least the 25%, 50%, 75% and/or 100% offering levels. If you anticipate that offering proceeds of less than 100% will not be sufficient to fund operations for at least the next 12 months, please discuss how management intends to finance operations.

Cash Requirements, page 20

20. We note that your president has agreed to provide the company with the funding necessary to maintain minimum operations at a 5% interest rate, payable on demand. Please revise your disclosure to quantify the anticipated amount of this loan.

21. You disclose that your management estimates that you will need to raise a minimum of $500,000 over the next 12 months to commence and execute your business strategy, which includes the opening of your first retail store, which is currently under planning and development. You further disclose that you estimate it will take you a minimum of 12 months to execute your development strategy. Considering you anticipate receiving maximum net proceeds of only $75,000 under the 100% offering scenario, please discuss your plan of operation under each offering scenario and ensure that your discussion is consistent with your use of proceeds disclosures. Please also disclose, if true, that the opening of your retail store, and the resultant ability to recognize future revenues and generate cash from operations, is contingent on receiving minimum financing of $500,000.

Directors, Executive Officers, Promoters and Control Persons, page 20

22. Please revise the description of Ms. Vibhakar's business experience to include her position within each company listed in the paragraph following the table on page 21, the time period during which she was employed by each company, and the principal line of business that each company is engaged in. Also disclose whether Ms. Vibhakar has any experience in the beverage retail business. See Item 401(e) of Regulation S-K.

Legal Proceedings, page 21

23. Please discuss any involvement in legal proceedings over a ten rather than a five year period. See Item 401(f) of Regulation S-K.

Executive Compensation, page 21

24. We note your statement in the first paragraph on page 22 that you entered into an employment agreement with your CEO on January 13, 2010 that entitles your CEO to a "minimum of $2,000 per month" in compensation. Please revise your Summary Compensation Table to reflect this compensation. Also state whether there is a maximum amount of compensation that can be awarded to your CEO pursuant to this agreement and file the employment agreement as an exhibit. See Item 601(b)(10)(iii) of Regulation S-K.

Certain Relationships and Related Transactions, page 22

25. Please describe the cash infusions or loan advances to the company by Shefali Vibhakar. See Items 404(a) and (d) of Regulation S-K.

26. Please state the names of the promoters and any information required by Item 404(c) of Regulation S-K.

Financial Statements

Statement of Cash Flows, page F-5

27. It appears that the $5,000 deferred offering cost amount should be reflected as a negative number. Please revise your statement of cash flows accordingly.

Note 2. Summary of Accounting Policies, page F-6

Recent Pronouncements, page F-8

28. We note that your disclosure of recently issued accounting standards spans nearly two whole pages and includes accounting pronouncements that clearly do not apply to your company. In order to emphasize the recent accounting pronouncements that have impacted or will materially impact your company, please remove references to those accounting pronouncements that clearly are not relevant to your company. Furthermore, if a standard has already been adopted and had no impact on your financial statements, please clearly disclose that the pronouncement had no impact. As it appears several disclosures were copied from another registrant's filing, please also ensure that you correct any disclosure inaccuracies. For example, you reference a Form 10-Q filed on March 11, 2010 and reference several incorrect fiscal year-end and quarter-end dates.

Note 6. Income Taxes, page F-10

29. You disclose that you have provided a 100% valuation allowance on your deferred tax asset at June 30, 2010. Please revise the date to read September 30, 2010.

Subsequent Events

30. Please disclose the date through which subsequent events were evaluated and, if true, specify that the disclosed date is the date the financial statements were available to be issued. See ASC 855.

Part II. Information Not Required in the Prospectus, page 25

Item 17. Undertakings, page 30

31. Please revise your disclosure to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1 – Legal Opinion of Dean Law Corp.

32. Please clarify in the first paragraph that Dean Law Corp. has acted as counsel to the company.

Exhibit 99.1 – Form of Subscription Agreement.

33. Please delete Section 2 of the agreement requiring the investors to make representations that appear to be a waiver of rights.

34. Please revise Section 4.0 of the agreement to state that the company will promptly deliver a certificate representing the shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Faiyaz Dean, Esq.